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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Tesla Motors, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

88160R 101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 88160R 101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Abu Dhabi Water & Electricity Authority (ADWEA)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Emirate of Abu Dhabi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,297,139 (See Item 4(a))
(6) Shared voting power N/A
(7) Sole dispositive power 7,297,139 (See Item 4(a))
(8) Shared dispositive power N/A
(9)	Aggregate amount beneficially owned by each reporting person 7,297,139 (See Item 4(a))
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) OO

Page 2 of 8 pages

CUSIP No. 88160R 101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Abu Dhabi National Energy Company PJSC (TAQA)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Emirate of Abu Dhabi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,297,139 (See Item 4(a))
(6) Shared voting power N/A
(7) Sole dispositive power 7,297,139 (See Item 4(a))
(8) Shared dispositive power N/A
(9)	Aggregate amount beneficially owned by each reporting person 7,297,139 (See Item 4(a))
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) OO

Page 3 of 8 pages

CUSIP No. 88160R 101

(1)	Names of reporting persons. I.R.S. Identification Nos. of above persons (entities only). Al Wahda Capital Investment LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☑
(3)	SEC use only
(4)	Citizenship or place of organization Emirate of Abu Dhabi
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 7,297,139
(6) Shared voting power N/A
(7) Sole dispositive power 7,297,139
(8) Shared dispositive power N/A
(9)	Aggregate amount beneficially owned by each reporting person 7,297,139
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.0%
(12)	Type of reporting person (see instructions) OO

Page 4 of 8 pages

Item 1.

(a)	Name of Issuer

Tesla Motors, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3500 Deer Creek Road

Palo Alto, CA 94306

Item 2.

(a)	Name of Person Filing

Abu Dhabi Water & Electricity (ADWEA)

Abu Dhabi Natural Energy Company PJSC (TAQA)

Al Wahda Capital Investment LLC

(b)	Address of Principal Business Office

7th Flr., ADWEA Building,

6th St., Abu Dhabi, United Arab Emirates

(c)	Citizenship

Emirate of Abu Dhabi

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

88160R 101

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 5 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

7,297,139(1)

(b)	Percent of class:

7.0%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 7,297,139(1)

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 7,297,139(1)

(iv)	Shared power to dispose or to direct the disposition of

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable

Exhibits.

Exhibit A: Joint Filing Agreement

(1)	Al Wahda Capital Investment LLC (Al Wahda) is the record and beneficial owner of 7,297,139 shares of common stock of the Issuer. Abu Dhabi National Energy Company PJSC (TAQA) (TAQA), as 100% owner of Al Wahda, is the indirect beneficial owner of such 7,297,139 shares of common stock of the Issuer and Abu Dhabi Water & Electricity Authority (ADWEA), as 51% owner of TAQA, is in turn the indirect beneficial owner of such 7,297,139 shares of common stock of the Issuer.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012 Date

Abu Dhabi Water & Electricity Authority (ADWEA)

By:	/s/ Abdulla al Nuaim
Name: Abdulla al Nuaim
Title: Authorized Signatory

Abu Dhabi National Energy Company PJSC (TAQA)

By:	/s/ Steven L. Phillips
Name: Steven L. Phillips
Title: General Counsel

Al Wahda Capital Investment LLC

By:	/s/ Abdulla al Nuaim
Name: Abdulla al Nuaim
Title: Authorized Signatory

Page 7 of 8 Pages